# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INSPIRED ENTERTAINMENT, INC., CIK 0001615063
CUSIP: 45782N108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 57th, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001058854-21-000028
Filed by CIK 0001058854

## Reporting persons
- J. Carlo Cannell: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,749,364; sole dispositive power 0; shared dispositive power 1,749,364; aggregate amount beneficially owned 1,749,364 (6.58% of the class)
- Cannell Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 1,749,364; sole dispositive power 0; shared dispositive power 1,749,364; aggregate amount beneficially owned 1,749,364 (6.58% of the class)

## Item 1. Issuer
Name of issuer: INSPIRED ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 250 West 57th, Suite 415, New York, NY 10107

## Item 2. Person Filing
Name of person filing: Cannell Capital LLC
Address of principal business office or, if none, residence: 245 Meriwether Circle, Alta, WY 83414
Citizenship: Wyoming, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,749,364
Percent of class: 6.58
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,749,364
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,749,364. Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- J. Carlo Cannell: /s/ J. Carlo Cannell, J. Carlo Cannell (02/13/2025)
- Cannell Capital LLC: /s/ J. Carlo Cannell, J. Carlo Cannell, Managing Member (02/13/2025)